DIRECT DIAL 617-573-4836 DIRECT FAX 617-305-4836 EMAIL ADDRESS KENNETH.BURDON@SKADDEN.COM	Skadden, Arps, Slate, Meagher & Flom llp 500 Boylston Street Boston, Massachusetts 02116 ________ TEL: (617) 573-4800 FAX: (617) 573-4822 www.skadden.com July 20, 2017

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VIA EDGAR

Christina DiAngelo Fettig

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549

RE:	BlackRock Preferred Partners LLC
(File Nos. 333-218077 and 811-22550)

Dear Ms. Fettig:

Thank you for your oral comments on July 10, 2017 regarding pre-effective amendment No. 1 to the registration statement on Form N-2 filed by BlackRock Preferred Partners LLC (the "Fund") on July 6, 2017 (the "Registration Statement") with the Securities and Exchange Commission ("SEC"). We have considered your comments to the Registration Statement and, on behalf of the Fund, responses to those comments are set forth below. Changes in response to comments on the Registration Statement will be reflected in the Fund's definitive prospectus, which the Fund intends to file pursuant to Rule 497 under the Securities Act of 1933, as amended, following the effectiveness of the Registration Statement (the "Definitive Prospectus").

Your comments are summarized to the best of our understanding in bold, followed by the Fund's responses. Capitalized terms not otherwise defined have the meanings ascribed to them in the Registration Statement.

Christina DiAngelo Fettig

July 20, 2017

Comments and Responses

1.	Please identify where in the fee table the $55,800 of offering expenses noted in footnote 3 to the pricing table on the cover page are included.

The Fund has informed us that the estimated expenses of this offering are included in the "Other Expenses" line item in the fee table and the Fund will add disclosure in a footnote to the fee table stating that the "Other Expenses" line item includes the estimated expenses of this offering. The Fund supplementally informs the Staff that such expenses are included in the Professional, Printing and Miscellaneous categories of expenses on the Fund's Statement of Operations.

2.	In footnote 3 to the fee table, please state that "Other Expenses" are "estimated" based on the fiscal year ended March 31, 2017. See Instruction 6 to Item 3.1 of Form N-2.

The Fund will make the requested change in its Definitive Prospectus.

* * * * * * *

Should you have any additional comments or concerns, please do not hesitate to contact me at (617) 573-4836 or Tom DeCapo at (617) 573-4814.

Best regards,

/s/ Kenneth E. Burdon

Kenneth E. Burdon